

Mail Stop 7010

June 8, 2009

via U.S. mail and facsimile

Ms. Natalie Russell, Chief Financial Officer
AVT, Inc.
341 Bonnie Circle, Suite 102
Corona, CA 92880

> **RE: AVT, Inc.**
> **Form 8-K/A Item 4.01**
> **Filed May 29, 2009**
> **File # 000-53372**

Dear Ms. Russell:

      We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

1. As previously requested, please revise your disclosure to disclose, if true, there were no reportable events during the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to Item 304(a)(1)(v) of Regulation S-K.

2. You state that a copy of the former accountant's response will be included as an exhibit to this amended report upon receipt by the Company. Item 304 of Regulation S-K describes the disclosure requirements of the Item 4.01 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K. Since it has been longer than ten business days since the Form 8-K was filed, please tell us when the former accountant will file their confirming letter.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please furnish your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant